SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------
                                  SCHEDULE 13D
                                Amendment No. 12
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Gasco Energy, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    367220100
                    ---------------------------------------
                                 (CUSIP Number)

                         Kathryn H. Smith, 114 John St.
                      Greenwich, CT 06831 (203) 861-7525
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 6, 2004
                    ---------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                    13D                   Page 2 of 2 Pages

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1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ] (b) [ ]
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3    SEC USE ONLY
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4   SOURCE OF FUNDS*
     PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                 7    SOLE VOTING POWER
NUMBER OF             6,035,795
SHARES                ------------------------------------------------------

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY                   0
                      ------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             6,035,795
                      ------------------------------------------------------
PERSON  WITH    10    SHARED DISPOSITIVE POWER
WITH                  0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,035,795
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.0987%
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14   TYPE OF REPORTING PERSON*
       IN
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     This Amendment No. 12 amends and supplements the Schedule 13D filed on August 28, 2002 and amended on September 19, 2002, October 15, 2002, January 22, 2003, February 24, 2003, June 24, 2003, July 2, 2003, July 22, 2003, July 24,
2003, November 6, 2003, November 24, 2003 and December 30, 2003, with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Item 5a of the 13D is hereby amended and restated in its entirety as follows:

     "The share ownership set forth in this Item 5 is as of January 7, 2004.
As of such date, Mr. McKenzie held 1,750,000 shares of Common Stock, comprised of 1,000,000 shares held by him personally and 750,000 shares held in his retirement accounts, through two custodians. In addition, Mr. McKenzie held 6,818 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock"). Each share of Preferred Stock may be converted at any time into 628.6 shares of Common Stock."

         (b) Item 5b of the 13D is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of 1,750,000 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts. Mr. McKenzie also has the sole power to vote his 6,818 shares of Preferred Stock. Each share of Preferred Stock has
628.6 votes."

         (c) The following sentence is added at the end of Item 5c of the 13D:

         "Attached hereto as Exhibit 4 is a schedule of sales by the reporting persons within the past 60 days. Exhibit 4 is incorporated herein by reference."

                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, the person below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  January 8, 2004

Richard C. McKenzie, Jr.

By:

/s/ Kathryn H. Smith
    -----------------------
Name: Kathryn H. Smith
Title:  Attorney

Exhibit  4

                        SCHEDULE OF SALES OF COMMON STOCK

The following sets forth sales of Common Stock by the reporting person in the past 60 days. All sales occurred on the open market.

        DATE                NUMBER OF SHARES SOLD                  PRICE


     11/06/2003                   32,500                          $0.72
     11/07/2003                  100,000                          $0.74
     11/21/2003                  450,000                          $0.8953
     11/24/2003                   63,500                          $0.9071
     12/01/2003                   27,500                          $0.8445
     12/02/2003                   15,000                          $0.86
     12/22/2003                  375,000                          $1.0946
     12/29/2003                   37,400                          $1.1707
     12/30/2003                  222,500                          $1.187
     12/31/2003                  143,600                          $1.272
       1/2/2004                   37,000                          $1.278
       1/6/2004                  424,500                          $1.3287
       1/7/2004                   58,800                          $1.35